Exhibit 21

SUBSIDIARIES

Subsidiary	Jurisdiction
Helix Technologies, Inc.	Delaware
Forian LLC (f/k/a Medical Outcomes Research Analytics, LLC)	Delaware
Helix Legacy, Inc.	Delaware
Green Tree International, Inc.	Colorado
Kyber Data Science LLC	Delaware
Kyber Aesthetic Data LLC Kyber Data Sub LLC Kyber Health Data LLC Kyber Survey Data LLC	Delaware Delaware Delaware Delaware